FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  15 JULY 2004


                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Xda II sent to the London Stock Exchange on 15 July 2004





                THE XDA II FROM O2 CORNERS A THIRD OF THE MARKET
                           IN FIRST SIX MONTHS

Released: 15 July 2004

O2's Xda II - an integrated personal organiser and mobile device - has secured more than a third of the UK wireless handheld* market in just six months since its launch, reflecting the growing popularity of the device amongst businesses and professional users, it was announced today. It also has gained approximately 20% market share overall across the countries in which O2 operates.

Launched in November 2003, more than 100,000 devices have now been sold by O2 in the UK, Germany and Ireland and throughout Asia Pacific. This number is set to climb further as members of the Starmap Mobile Alliance - a consortium of ten leading independent mobile operators, including O2, offering favourable business roaming rates across Europe - start selling the Xda II to their own customers.

Laurence Alexander, director of products, O2, said: "There has been strong take up of the Xda II in the first half year since its introduction from both corporations and small to medium-sized businesses, which are consistently amongst O2's heaviest mobile data users. Customers are increasingly extending the capabilities of the Xda II with specially designed applications to drive productivity and efficiency within their own organisations, whether it is to provide instantaneous remote trading or video streaming of fashion shows."

Cantor Index, a leading spread betting company, for example is giving its clients access to real-time financial and sports news, video-clips, charting, prices and instantaneous remote trading, all via an Xda II. New and existing Cantor Index and Cantor Sport spread betting clients are offered a free Xda - more than 1,000 have been given away to date - and free subscription to the Cantor Mobile content services.

Similarly, Reuters has provided more than 1,000 of its financial market customers in the UK and Germany with the Xda, enabling them to access the latest market information whilst on the move using its Reuters 3000 Xtra Companion service.

A number of other companies are working with O2 to tailor the Xda to drive productivity gains in their organisations. Sadie Frost's and Jemima French's FrostFrench label recently teamed up with O2 to offer potential purchasers live footage of their show at London's Fashion Week via the Xda II and, last month, Xeta - London's newest taxi service - became the first black cab company to use the device as an in-cab booking terminal and to check a customer's address with pinpoint accuracy.

In addition, customers driving themselves can now take advantage of the latest advances in mobile technology and in-car navigation software thanks to a new agreement between O2 and TomTom, a global provider of navigation solutions. O2 announced today it is offering TomTom's Navigator 3 product - Europe's most popular in-car satellite navigation system - with the Xda II. Ideal for customers who need to get to appointments on time by the most efficient route, they can choose from two options - wired or Bluetooth. Both packages provide high quality 3D maps and can be used with Pocket Outlook contacts so a user can navigate directly from their address book.

The public sector is also seeing the productivity benefits of the Xda II. The London Borough of Lewisham has issued almost 200 of its workforce of plumbers, joiners and other maintenance workers with the product in a move that cuts down their need to call into the depot and gives them the ability to send updates on completion of jobs, along with an electronic signature from customers. Ableflame, a small firm of engineers working in the Worcestershire area to mend and maintain leased and tenanted central heating systems, has adopted the Xda
II. It allows engineers to deliver and receive information automatically, quickly, and as frequently as required.

Note to Editors

* Handheld device is defined as a pocket-sized device aimed primarily for data and integrated wireless communications.

About the Xda II

With a RRP of GBP349 or less at certain high street retail outlets, the Xda II offers businesses tri-band functionality, and therefore may be used worldwide, and also offers Bluetooth and optional wireless LAN capability for seamless connectivity.

Customers can access a range of business services and applications, including Xmail, Microsoft Mobile Information Server and Extended Office which offer the ability to access corporate email on the move. PowerPoint and PDF documents can be viewed on the Xda II and customers can deliver a presentation by simply plugging straight into a projector using an optional VGA backpack accessory.


                                 - ends -


mmO2

mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has nearly 21 million customers and some 13,000 employees. It reported revenues for the year ended 31 March 2004 of GBP5.646 billion. Data represented 22.0% of total service revenues in the quarter ending 31 March 2004.

David Nicholas Simon Gordon
Director of Communications Press Relations Manager mmO2 plc mmO2 plc david.nicholas@o2.com simon.gordon@o2.com t: +44 (0) 771 575 9176 t: +44 (0)771 007 0698

   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 15 July 2004                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary